EXHIBIT 97.1

COMPENSATION CLAWBACK POLICY

Each executive officer shall repay or forfeit, to the fullest extent permitted by law and as directed by the Board of Directors of the Company (the “Board”), any annual incentive or other performance-based compensation awards (“Awards”) received by him or her on or after January 1, 2024 if:

•

the payment, grant or vesting of the Awards was based on the achievement of financial results that were subsequently the subject of a restatement of the Company’s financial statements filed with the Securities and Exchange Commission,

•	the Board determines in its sole discretion, exercised in good faith, that the executive officer engaged in fraud or misconduct that caused or contributed to the need for the restatement,

•	the amount of the compensation that would have been received by the executive officer had the financial results been properly reported would have been lower than the amount actually received, and

•	the Board determines in its sole discretion that it is in the best interests of the Company and its shareholders for the executive officer to repay or forfeit all or any portion of the Awards.

The Board’s independent directors, as identified pursuant to applicable exchange listing standards, shall have full and final authority to make all determinations under this Policy, including without limitation whether the Policy applies and if so, the amount of the Awards to be repaid or forfeited by the executive officer. Repayment can be made from the proceeds of the sale of Company stock and the forfeiture of other outstanding awards. All determinations and decisions made by the Board’s independent directors pursuant to the provisions of this Policy shall be final, conclusive and binding on all persons, including the Company, its affiliates, its shareholders and employees.

Each award agreement or other document setting forth the terms and conditions of any annual incentive or other performance-based award granted to an executive officer shall be deemed to include the provisions of this Policy. The remedy specified in this policy shall not be exclusive and shall be in addition to every other right or remedy at law or in equity that may be available to the Company.

The Board acknowledges that this Policy will be amended if and as required to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Company shall seek to recover incentive compensation paid to any executive officer as required by the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act or any other “clawback” provision required by law or the listing standards of the NASDAQ Global Select Market.

As adopted by the Board of Directors of the Company and effective on January 1, 2024.